EXHIBIT 11



                           THE BANK OF NEW YORK COMPANY, INC.
                        Computation of Earnings Per Common Share
                            For the Years Ended December 31,



                                                   1997        1996        1995
                                                   ----        ----        ----
                                        (in millions, except per share amounts)


Net Income                                       $1,104      $1,020       $ 914

Preferred Stock Dividends                            (9)        (10)        (10)
                                                 ------       -----       -----

Net Income Available to Common Shareholders       1,095       1,010         904

Interest On Convertible Debentures, Net of Tax        -           2           7
                                                 ------       -----       -----

Diluted Net Income                               $1,095      $1,012       $ 911
                                                 ======      ======       =====

Basic Weighted Average Shares Outstanding           380         388         385

Shares Issued on Conversion:
  Debentures                                          -           7          18
  Warrants                                           17          21          11
  Employee Stock Options                              7           6           4
                                                  -----       -----       -----
Diluted Weighted Average Shares Outstanding         404         422         418
                                                  =====       =====       =====

  Basic earnings per share                        $2.88       $2.60       $2.35

  Diluted earnings per share                      $2.71       $2.40       $2.18